Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
1128 Clapp Lane
P.O. Box 270
Manotick, Ontario  K4M 1A3

2.	Date of Material Change

July 22, 2008 and July 24, 2008

3.	News Release

Attached as Schedules A and B, respectively, are copies of the news releases issued by Ur-Energy Inc. (the “Corporation”) on July 22 and July 24, 2008 at Denver, Colorado via Marketwire.

4.	Summary of Material Change

On July 22, 2008, the Corporation announced that its common shares have been approved for listing on the American Stock Exchange (“AMEX”) under the symbol “URG”.

On July 24, 2008, the Corporation announced that its common shares were listed on the AMEX.

5.	Full Description of Material Change

On July 22, 2008, the Corporation announced that its common shares have been approved for listing on the American Stock Exchange (“AMEX”).  The Corporation expects to begin trading on AMEX on or about Thursday, July 24, 2008 under the symbol “URG”.  This approval is contingent upon the Corporation being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if the Corporation is not in compliance with such standards.

In connection with its application to list on AMEX, Ur-Energy filed a registration statement on Form 40-F, as amended, with the U.S. Securities and Exchange Commission.

On July 24, 2008, the Corporation’s common shares were listed on the AMEX.  The Corporation will retain its listing on the TSX under the symbol “URE”.

Kellogg Capital Group, LLC is the specialist for the Corporation, who has the responsibility of maintaining fair and competitive markets while also assuring equal access to all investors and delivering the best possible trading execution.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel & Corporate Secretary Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

DATED at Denver, Colorado, this 28th day of July, 2008.

UR-ENERGY INC.

By /s/ Paul G. Goss
      Name: Paul G. Goss
      Title: General Counsel & Corporate Secretary

Schedule A

FOR IMMEDIATE RELEASE

Ur-Energy Inc. to List on the American Stock Exchange

Denver, Colorado (Marketwire – July 22, 2008) Ur-Energy Inc. (TSX:URE)  (“Ur-Energy” or the “Corporation”) announced today that its common shares have been approved for listing on the American Stock Exchange (“AMEX”).  The Corporation expects its common shares to begin trading on the AMEX on or about Thursday, July 24, 2008, under the symbol “URG”.  This approval is contingent upon the Corporation being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if the Corporation is not in compliance with such standards.

The Corporation will retain its listing on the TSX under the symbol “URE”.  In connection with its application to list on the AMEX, Ur-Energy filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission.  The Form 40-F, as amended, is available at www.sec.gov, www.sedar.com and on the Corporation’s website at www.ur-energy.com.

“We are pleased to receive the approval for our AMEX listing, which will be a nice complement to our TSX listing.  The AMEX listing will help to increase our U.S. shareholder base, something we’ve wanted to do for quite some time now,” stated Ur-Energy President and CEO Bill Boberg.

Board Chairman and Executive Director Jeff Klenda added, “We look forward to heightening our profile with U.S. institutional and retail investors.  The AMEX listing will enable us not only to tell the Ur-Energy story to investors in the U.S. for the first time, but to also provide better access and improved trading liquidity to all Ur-Energy shareholders.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Corporation trade on the Toronto Stock Exchange under the symbol “URE”. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado.  The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242                                                                                                                      1-720-981-4588, ext. 223
1-866-981-4588                                                                                                                                     1-866-981-4588
dani.wright@ur-energyusa.com                                                                                                       bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

Schedule B

Ur-Energy’s Common Shares Begin Trading on AMEX

Denver, Colorado (Marketwire – July 24, 2008) Ur-Energy Inc.’s (TSX:URE - AMEX:URG)  (“Ur-Energy” or the “Corporation”) common shares were listed today on the American Stock Exchange (“AMEX”) under the symbol “URG”.  The Corporation will retain its listing on the TSX under the symbol “URE”.

Kellogg Capital Group, LLC is the chosen specialist for Ur-Energy.  A Kellogg Capital Group specialist is given the responsibility of maintaining fair and competitive markets while also assuring equal access to all investors and delivering the best possible trading execution.

“The American Stock Exchange is the premier exchange for mining companies and we are pleased to welcome Ur-Energy Inc. to this growing segment,” said Neal Wolkoff, Chairman and CEO, of the AMEX.  “We look forward to working closely with Ur-Energy on building shareholder value as well as providing the solid support and services that are essential in today’s competitive marketplace.”

Ur-Energy President and CEO Bill Boberg stated, “We appreciate the American Stock Exchange’s confidence in Ur-Energy.  The AMEX is highly regarded and Ur-Energy is honored to be an AMEX listed company.”  Board Chairman Jeff Klenda added, “We consider the AMEX the ideal trading platform in the U.S.  We look forward to a great working relationship with the AMEX for many years to come.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Corporation trade on the Toronto Stock Exchange under the symbol “URE” and the American Stock Exchange under the symbol “URG”.  Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado.  The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242                                                                                                                      1-720-981-4588, ext. 223
1-866-981-4588                                                                                                                                     1-866-981-4588
dani.wright@ur-energyusa.com                                                                                                       bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.